Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund. Accordingly, the following amounts have been reclassified for April 30, 2008. Net assets of the Fund were unaffected by the reclassifications.


                                                                   REDUCTION TO
                                           REDUCTION TO             ACCUMULATED
                                            ACCUMULATED            NET REALIZED
                        INCREASE TO      NET INVESTMENT                 LOSS ON
                    PAID-IN CAPITAL              INCOME            INVESTMENTS4
                    -----------------------------------------------------------
                            $63,272            $793,182                $729,910


4. $63,272, including $91 of long-term capital gain,was distributed in connection with Fund share redemptions.